Issuer Free Writing Prospectus dated March 21, 2014 Filed Pursuant to Rule 433 Relating to the Prospectus dated March 20, 2014 and Registration Statement No. 333-194701

Sonus Announces Pricing of Offering of Common Stock by Selling Stockholder and Concurrent Share Repurchase

For Immediate Release: March 21, 2014

WESTFORD, Mass., — Sonus Networks, Inc. (Nasdaq: SONS), today announced the pricing of the previously announced underwritten public offering of 37.5 million shares of its common stock on behalf of Galahad Securities Limited and its affiliated entities (together, the “Legatum Group”) at $3.53 per share. The underwriter of the offering has been granted a 30-day option to purchase up to 5.625 million additional shares from the Legatum Group.  The Legatum Group will receive all the proceeds from the underwritten offering; no shares in the underwritten offering are being sold by Sonus or any of its officers or directors.

In addition, Sonus will repurchase from the underwriter approximately 21.5 million shares of its common stock that are subject of the offering at approximately $3.49 per share, which is equal to the price per share to be paid by the underwriter to the Legatum Group in the underwritten offering. Sonus intends to fund the share repurchase with cash on hand.  The repurchased shares will no longer be outstanding following completion of this offering.  The offering and the share repurchase are expected to close on or about March 25, 2014.

The shares of common stock are being offered pursuant to a shelf registration statement (including a prospectus) that was automatically effective upon filing with the Securities and Exchange Commission, together with an accompanying prospectus supplement. Before you invest, you should read the prospectus in that shelf registration statement and the accompanying prospectus supplement. Goldman, Sachs & Co. is acting as the underwriter for the offering. A copy of the prospectus and accompanying prospectus supplement related to this offering may be obtained by contacting: Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, by calling (866) 471-2526, or by emailing prospectus-ny@ny.email.gs.com. The documents may also be obtained for free from the SEC’s EDGAR database available online at www.sec.gov.

Sonus will have approximately 249.4 million shares outstanding following the shares repurchase from the Legatum Group and other shares repurchased in the open market since January 1, 2014. The repurchase by Sonus in this offering does not reduce the amount Sonus may repurchase under its $100 million stock repurchase plan announced on July 29, 2013, of  which approximately $40.6 million remains available for future purchases.

For more information:

Patti Leahy

978-614-8440
pleahy@sonusnet.com

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